SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on March 3, 2016

1. Date, Time and Location: On March 3, 2016, at 6 p.m., in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved, unanimously and without any restrictions, by all present members of the Board of Directors, as set forth in Article 22 (u) of the Company’s Bylaw, to ratify all acts already practiced by Company’s management regarding the grant of guarantee in favor of its, direct and indirect, controlling companies Construtora Tenda S.A. (“Tenda”), Tenda Negócios Imobiliários S.A. (“TNI”) e Jardim São Luiz SPE Incorporadora Ltda. (“SPE Jardim São Luiz”) at the execution of the contracts “Contratos de Abertura de Crédito e Mútuo para Construção de Empreendimento Imobiliário com Garantia Hipotecária e Outras Avenças, com Recursos do Fundo de Garantia do Tempo de serviço – FGTS, no Âmbito do Programa Minha Casa Minha Vida”, celebrated with Caixa Econômica Federal, for a term of 60 months, and the following conditions:

Real Estate Property Funded	Date of Contract	Borrower	Guarantor
Res. Vida Alegre Sarandi – Mod IV	7/30/15	TNI	Gafisa and Tenda
Res. Vila Imperial – Mod I	8/28/15	TNI	Gafisa and Tenda
Res. Viver Bem São Gabriel – Mod II	9/29/15	Tenda	Gafisa
Res. Viver Bem São Gabriel – Mod I	9/29/15	Tenda	Gafisa
Res. Recanto do Sol	9/30/15	TNI	Gafisa and Tenda
Res. Vida Alegre Sarandi – Mod V	9/30/15	TNI	Gafisa and Tenda
Res. Tulipas – Mod I	10/6/15	SPE Jardim São Luiz	Gafisa, Tenda and Tenda 35 SPE
Res. Mar de Abrantes – Mod II	10/29/15	TNI	Gafisa and Tenda
Res. Mirante Guaianazes – Mod I	10/30/15	TNI	Gafisa and Tenda
Res. Vila Imperial Mod II	10/30/15	TNI	Gafisa and Tenda
Res. Bellas Aguas – Mod I	11/27/15	TNI	Gafisa and Tenda
Res. Vila Imperial – Mod III	11/27/15	TNI	Gafisa and Tenda
Res. Vila Imperial – Mod IV	12/11/15	TNI	Gafisa and Tenda
Res. Morada das Gaivotas – Mod I	12/21/15	TNI	Gafisa and Tenda
Res. Vida Leve – Mod I	12/23/15	TNI	Gafisa and Tenda
Res. Mirante Guaianazes – Mod II	12/24/15	TNI	Gafisa and Tenda
Res. Vila Alegre Sarandi – Mod VI	12/29/15	TNI	Gafisa and Tenda
Res. Bellas Aguas – Mod. II	12/30/15	TNI	Gafisa and Tenda

5. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 03, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer